UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

CENTRAL PUERTO S.A.

BUENOS AIRES, May 12, 2023

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuance Companies

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Notice: CPSA-GG-N-0___/23-AL

Subject: Material News

Dear Mr./Mrs.,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”) so as to inform that today the Company’s Board of Directors decided the following: (i) to appoint Miguel Dodero as Chairman of the Company, and Diego Petracchi as Deputy Chairman; and (ii) to appoint Tomás White, José Luis Morea and Jorge Villegas as members of the Supervisory Committee; and José Manuel Ortíz and Mario Elizalde as deputy members.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

Central Puerto S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 15, 2023	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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